06009071

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66127

SEC MAIL RECEIVED PROCESSING MAY 0 9 2006 WASH, D.C. 213 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Millennium Wave Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Ballpark Way, Suite 216
(No. and Street)

Arlington,	Texas	76011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John F. Mauldin, President (817) 794-0669
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 200	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 7/5
AB 7/8
AB 7/8/06

OATH OR AFFIRMATION

I, John F. Mauldin, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Millennium Wave Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINA SMOLINSKI
Notary Public
State of Texas
Comm. Expires 02-13-2007

[signature]
Signature

President
Title

[signature: Christina Smolinski]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLENNIUM WAVE SECURITIES, LLC

ANNUAL REPORT

December 31, 2005

Financial Statements and Supplementary
Information Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
For the Year Ended December 31, 2005

MILLENNIUM WAVE SECURITIES, LLC

TABLE OF CONTENTS

Arthur F. Bell, Jr. & Associates, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

201 International Circle, Suite 200
Hunt Valley, Maryland 21030
Tel: 410.771.0001 - Fax: 410.785.9784
www.afb-a.com

INDEPENDENT AUDITOR'S REPORT

To the Members
Millennium Wave Securities, LLC

We have audited the accompanying statement of financial condition of Millennium Wave Securities, LLC (the Company) as of December 31, 2005, and the related statements of operations, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Millennium Wave Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 27, 2006

MILLENNIUM WAVE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS		
Cash and equivalents	$	17,944
Prepaid expense		462
Commissions receivable		45,768
Total assets	$	64,174
LIABILITIES		
Accounts payable and accrued expenses	$	1,521
MEMBERS' CAPITAL		
Managing Member		62,653
Non-managing Member		0
Total members' capital		62,653
Total liabilities and members' capital	$	64,174

See accompanying notes.

MILLENNIUM WAVE SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2005

REVENUE		
Commissions	$	651,348
Other		505
Total revenue		651,853
EXPENSES		
Office services fee		82,456
Regulatory fees and expenses		4,916
Professional fees		79,744
Consulting		27,078
Travel, entertainment and marketing costs		1,673
Total expenses		195,867
NET INCOME	$	455,986

See accompanying notes.

MILLENNIUM WAVE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
For the Year Ended December 31, 2005

	Managing Member	Non-Managing Member	Total
Balances at December 31, 2004	$ 53,667	$ 0	$ 53,667
Net income for the year ended December 31, 2005	455,986	0	455,986
Distributions	(447,000)	0	(447,000)
Balances at December 31, 2005	$ 62,653	$ 0	$ 62,653

See accompanying notes.

MILLENNIUM WAVE SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 455,986
Changes in assets and liabilities:	
Decrease in prepaid expense	165
Decrease in accounts payable and accrued expenses	(5,604)
Increase in commission receivable	(18,027)
Net cash from operating activities	432,520
Cash flows (for) financing activities:	
Distributions to Managing Member	(447,000)
Net cash (for) financing activities	(447,000)
Net decrease in cash and equivalents	(14,480)
Cash - beginning of year	32,424
Cash - end of year	$ 17,944

See accompanying notes.

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. General Description of the Company

Millennium Wave Securities, LLC (the Company) is a Texas limited liability company which was formed on September 10, 1999 and commenced operations July 18, 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. and as a non-resident Limited Market Dealer with the Ontario Securities Commission. The Managing Member of the Company is John F. Mauldin.

B. Method of Reporting

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management.

C. Cash and Equivalents

Cash and equivalents include all cash and short term certificates of deposit held at a banking institution. At times, these balances may be in excess of federally insured limits.

D. Income Taxes

As a limited liability company, the Company prepares calendar year U.S. and applicable state information tax returns and reports to its members their allocable shares of the Company's taxable income.

E. Allocation of Income and Loss

Pursuant to an agreement between the members, the Managing Member is allocated 100% of all income or loss of the Company.

Note 2. RELATED PARTY TRANSACTIONS

In June 2004, the Company entered into a Services Agreement with an affiliated company, Mauldin Management Company (MMC), pursuant to which MMC makes available certain facilities and provides for the performance of certain services for the Company, including office space, utilities, staff and certain other general and administrative expenses. In return for such services, the Company pays MMC a monthly Office Services Fee based on the Company's percentage of revenue generated (as defined in the Services Agreement). The Company paid $82,456 to MMC during 2005 for the use of these facilities and for the reimbursement of other shared office expenses.

Note 3. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and is required to maintain a ratio of aggregate indebtedness to net capital (both as defined under such provisions), not to exceed 15 to 1. At December 31, 2005, the Company had net capital of $16,423, which was $11,423 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 9.26%.

Note 4. COMMISSIONS

Commissions are earned on a percentage of sales compensation received from an unaffiliated broker dealer to whom the Company refers investors. Such amounts are recognized as income when earned.

Note 5. SUBSEQUENT EVENTS

Effective January 11, 2006, the Managing Member loaned the Company $10,000. The loan is payable within one year of the date of the agreement, or January 11, 2007. No interest will be charged until January 11, 2007. If the loan is not paid within one year of the date of the agreement, interest will accrue at a rate of 5% per annum.

Note 6. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

MILLENNIUM WAVE SECURITIES, LLC

SUPPLEMENTARY INFORMATION

MILLENNIUM WAVE SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXHANGE COMMISSION
December 31, 2005

Total members' capital	$	62,653
Deduct items not allowable for net capital		
Non-allowable assets		(46,230)
Net capital	$	16,423
Minimum net capital required - 6 2/3% of aggregate indebtedness (Note 1, below)	$	101
Minimum regulatory dollar net capital requirement	$	5,000
Net capital shown above	$	16,423
Minimum net capital requirement		5,000
Excess net capital	$	11,423
Total aggregate indebtedness	$	1,521
Percentage of aggregate indebtedness to net capital		9.26 %

Statement Pursuant to Paragraph (d) of Rule 17a-5

The computation of net capital and required net capital stated above, agrees with the Millennium Wave Securities, LLC computation of net capital and required net capital from the December 31, 2005 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS IIA).

Note 1 - Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2005 is as follows:

Total liabilities	$	1,521
Less indebtedness subordinated to the claims of general creditors pursuant to satisfactory subordination agreements		0
Aggregate indebtedness	$	1,521

MILLENNIUM WAVE SECURITIES, LLC
COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
December 31, 2005

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Millennium Wave Securities, LLC claims the k(2)(i) exemption in relation to Rule 15c3-3.

MILLENNIUM WAVE SECURITIES, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Supplementary Report to Financial Statements and Supplementary Information (Form X-17a-5)

For the Year Ended December 31, 2005

Arthur F. Bell, Jr. & Associates, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS
201 International Circle, Suite 200
Hunt Valley, Maryland 21030
Tel: 410.771.0001 - Fax: 410.785.9784
www.afb-a.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
Millennium Wave Securities, LLC

In planning and performing our audit of the financial statements and supplementary information of Millennium Wave Securities, LLC (the Company), for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control nor for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and control activities and their operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the Company's financial statements for the year ended December 31, 2005, and this report does not affect our report thereon dated February 27, 2006.

During the year ended December 31, 2005, the Company incorrectly computed its net capital for the months of April, July and August 2005 as a result of errors in recording certain accounts payable. These errors occurred because the Company had failed to accrue for legal invoices relating to services rendered during the applicable periods. The Company became aware of this matter on October 21, 2005 and notified the Securities and Exchange Commission and the NASD on that date pursuant to the requirements of SEC Rule 17a-11(c)(3).

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Except as noted in the preceding paragraph, based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 27, 2006